CORRESP.

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

_________________

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

May 2, 2007

VIA EDGAR

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

Mail Stop 4561

101 F Street, N.E.

Washington, D.C. 20549

Re:	Abington Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-142543

Dear Mr. Geishecker:

Attached for filing on behalf of Abington Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated April 17, 2007, to Robert W. White, Chairman, President and Chief Executive Officer of the Registrant as well as comments received from the Office of Thrift Supervision. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff(s comments from the Comment Letter. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

May 2, 2007

General

1.	Please replace the proxy statement going to Abington shareholders with a prospectus with S-4 level disclosure included in the registration statement. Sec Rule 145.

The proxy statement has been replaced with a prospectus with S-4 level disclosure included in the registration statement. See also the alternate prospectus for the exchange offer which has been added to the registration statement and which follows the prospectus for the new issuance offering.

2.	Please obtain a new CIK number for the new registrant and refile the S-1 using it.

A new CIK number has been obtained and the registration statement was refiled pursuant to your request. Accordingly, the file number has been changed to 333-142543.

3.	Please include language that your organizers and executive officers will purchase the shares for investment and not for resale.

The language has been added as requested. See page 121.

4.	Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.

A cover letter has been included in this submission and labeled as correspondence.

Forepart of Registration Statement and Outside Front Cover Page of Prospectus

5.	Please revise to provide the legend in accordance with Item 501(b)(10) of Regulation S-K.

As indicated in Item 501(b)(10) of Regulation S-K, the legend is required “[i]f you use the prospectus before the effective date . . . .” Please be advised that the prospectus will not be used before the effective date and, accordingly, the legend has been omitted.

6.	Please provide in the next amendment the graphics, maps and any photographs as they will appear in the prospectus or provide them to us separately.

All graphics have been included.

2

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

May 2, 2007

7.	Please use type size no smaller than the type used predominantly in the prospectus. See page 91 for example.

The font size of footnotes to the tables has been increased throughout the document. In reliance on Rule 420 of Regulation C, certain tabular date is presented in eight point type.

Summary, page 1

8.	Please revise to state that the summary highlights “material,” not “selected” information.

The change has been made as requested. See page 1.

Risk Factors, page 16

9.

Please revise to include risks set forth in the last bullet points on page 14 involving advance notice requirements, removals of directors and the 75 percent vote requirements, or direct us to where you have included such risks.

The risk factor has been expanded at page 21 as requested.

The Building of Market Share Through our Branching Strategy Could Cause..., page 17

10.

Some of your risk factors state, “we have no assurance,” concerning an outcome or there is no guarantee of a result when the real risk is the underlying situation. Please revise to eliminate this and similar language.

We have eliminated the referenced language as requested.

How Our Net Proceeds Will Be Used, page 24

11.	To the extent possible, please disclose the expected average cost to develop new branch locations.

We have added disclosure at page 31 regarding the anticipated costs for new branch locations.

Market Area and Competition, page 54

12.

Please expand your description of your primary market area to discuss population information on the counties in which you do business. Such information can include trends that relate to the decline and growth of population, per capita income and aging.

3

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

May 2, 2007

We have added additional disclosure regarding the demographics of the market area at page 62.

Committees of the Board of Directors, page 87

13.

We note that you plan to establish a nominating and corporate governance committee, a compensation committee and an audit committee. Please revise to provide in your disclosure information responsive to Item 407 of Regulation S-K, including but not limited to, your policy regarding board members’ attendance, the nominating committee’s process for identifying and evaluating nominees for director, whether or not you will have an audit committee financial expert, the process for the consideration and determination of executive and director compensation, etc.

Disclosure has been added beginning on page 96 and 97 of the prospectus as requested.

Committees of the Board of Directors, page 87

14.

We note that you plan to establish a nominating and corporate governance committee, a compensation committee and an audit committee. Please revise to provide in your disclosure information required by the relevant sections of Item 407(a) and (e) of Regulation SK, including but not limited to, the process for the consideration and determination of executive and director compensation.

Disclosure has been added beginning on page 97 of the prospectus as requested.

Compensation Discussion and Analysis, page 88

15.

We note that you mention on page 89 that Mr. White receives extra benefits and that his total compensation set forth on page 91 is markedly greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please revise your Compensation Discussion and Analysis to address the difference. Please also refer to Item 402(b)(2)(viii).

Additional disclosure has been added on page 100 of the prospectus. Please be advised that there are no material differences in the processes for determining the compensation of the named executive officers. The higher level of Mr. White’s compensation is due to his position as Chairman of the Board, President and Chief Executive Officer and is determined using the same criteria as that used for the other named executive officers.

4

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

May 2, 2007

16.

We note your disclosure regarding benefit plans on page 99; however, we do not see disclosure covering the grants of plan-based awards. Please revise to include or explain the reason for its omission. Please refer to Item 402(d) of Regulation S-K.

Item 402(d) of Regulation S-K requires disclosure of grants of plan-based awards in the last completed fiscal year. The Company does not maintain an incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K and did not have any grants of equity awards to the named executive officers during the year ended December 31, 2006, thus such disclosure is not included.

17.

We note that you include equity compensation as an element of your executive compensation system. However, in 2006, the committee did not make any equity awards to the named executive officers under the equity plans. Please revise this section to discuss the factors that the committee considered in deciding not to make any awards in 2006. Please refer to Item 402(b)(1)(v and vi).

Disclosure has been added on page 101 of the prospectus regarding the factors underlying the absence of equity awards in 2006 as requested.

18.	Revise this section to disclose the factors considered by the committee in making allocations from the bonus pool for the named executive officers. Please refer to Item 402(b)(2)(v and vi).

Disclosure has been added on page 100 of the prospectus regarding the factors considered by the committee in granting bonuses to the executive officers as requested.

19.

We note that the committee looks to an analysis of the compensation paid by peer companies in determining the compensation of the named executive officers. Please revise this section to identify the members of the peer group and identify how the committee uses the peer information, including whether the committee seeks to meet a certain level of compensation based upon the level paid by the peer group_ Please refer to Item 402(b)(2)(xiv).

The disclosure on pages 99 and 100 has been expanded to describe the scope of the salary surveys. Please be advised that there are no defined peer groups as such, but rather survey responses from various financial institutions. The statistical tables do not indicate the names of the underlying companies responding to the survey question. As noted in the revised disclosure on page 100, the Company does not engage in any benchmarking of compensation.

5

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

May 2, 2007

Summary Compensation Table, 91

20.	Please provide disclosure for three, not two, most highly compensated executive officers in addition to the PEO and PFO. See Item 402(a)(3) of Regulation S-K.

The Company currently has only four executive officers as defined in Rule 3b-7 of the Exchange Act. There are no other officers in charge of a principal business unit, division or function or any other officer who performs a policy making function for the Company or the Bank.

Related Party Transactions. page 100

21.

Revise your discussion regarding transactions between related parties and Abington’s banking subsidiaries to reflect whether they are on the same terms, including interest rates, as other persons not related to the bank. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

The disclosure regarding transactions between related parties at page 112 indicates that they are entered into in the ordinary course of business and are “made on substantially the same terms, including interest rates, collateral and repayment terms . . .” in accordance with Instruction 4(c)(ii) of Item 404(a) of Regulation S-K.

22.	Please confirm that “unaffiliated parties” means “persons not related to the bank.” In the future, please use the language in Instruction 4(a)(4)(c) to Item 404(a) of Regulation S-K.

In response to comment number 21, we have revised the disclosure at page 112 to refer to “persons not related to the lender” in accordance with Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Where You Can Find Additional Information, page 139

23.	Please delete the sixth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

The sentence has been deleted at page 153 as requested.

Item 16. Exhibits and Financial Statements Schedules

24.	Please include all exhibits, including at least a draft of the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

All exhibits have been included.

6

Timothy Geishecker, Esq.

U.S. Securities and Exchange Commission

May 2, 2007

Exhibit 8.1

25.	Either delete the sentence about your refusal to update, or refile the opinion immediately before requesting effectiveness.

The opinion has been revised as requested.

26.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

The opinion has been revised as requested.

Closing Comments

The closing comments are noted.

*       *       *

We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Hugh T. Wilkinson
Hugh T. Wilkinson

cc:	Robert W. White
Raymond A. Tiernan

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